Exhibit 1.01
Conflict Minerals Report
Otter Tail Corporation
For the Year Ended December 31, 2024
Introduction
This report for the year ended December 31, 2024, is made by Otter Tail Corporation (the "Company") in compliance with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold ("3TG"). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not the trading in those minerals benefits armed groups.
If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Democratic Republic of the Congo ("DRC") or an adjoining country (the "Covered Countries"), or a registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the source and chain of custody of those conflict minerals. The registrant must annually submit a specialized disclosure ("Form SD") and Conflict Minerals Report ("CMR") to the SEC that includes a description of those due diligence measures.
The Company has subsidiary companies operating on two platforms, electric and manufacturing. The Company’s electric utility subsidiary operates in three states serving over 400 communities. The Company’s subsidiary companies in its manufacturing platform provide metal fabrication services, thermoformed and extruded plastic products as well as polyvinyl chloride ("PVC") pipe manufacturing. Of the products produced by the Company, conflict minerals, particularly tin, is necessary to the functionality or production of PVC pipe. The Company’s two PVC pipe companies have two suppliers which supply them with the product containing tin. The compound containing tin used in the manufacture of PVC pipes may not be subject to the Rule because the compounds are chemically distinct from metals.
Management Systems
The Company’s policy and procedure are guided by the limited use of conflict minerals. Its goals are to hold itself and suppliers accountable for responsibly sourcing conflict minerals. The goals are reasonable and achievable. Based on the Company’s limited use of conflict minerals and the prior Reasonable Country of Origin Inquiries ("RCOI"), the Company has relied on its guiding principles - particularly its commitment to integrity, people and communities to form the basis for its program.
The Company’s internal team consists of relevant subject matter experts from the functional areas including legal, accounting, and procurement within its various companies.
The Company has established a system to engage relevant first-tier suppliers, who provide materials containing conflict minerals. With the limited number of suppliers, the transparency of the supply chain allows the identification of all smelters in the supply chain in most instances. Additionally, the Company’s subsidiary companies which do not use conflict minerals, but are involved in metal fabrication, monitor their supply chain for conflict minerals.
The Company has enlisted the assistance of its relevant suppliers to execute its conflict minerals program. The Company has set expectations with regard to its suppliers through its disclosure requirements to ensure compliance with obtaining the required information necessary to support the Company’s compliance with the Rule. The Company’s relationships with its suppliers have been instrumental in helping the Company meet the requirements of the Rule and the Organization for Economic Co-operation and Development ("OECD") guidance.
Identify and Assess Risks in Supply Chain
We conducted our surveys using our suppliers' Conflict Minerals Reporting Template ("CMRT"). We used the CMRT to identify smelter or refiner facilities and countries of origin of our necessary conflict minerals. The Company relied on the Responsible Mineral Initiative ("RMI") and other information provided by our suppliers to identify countries of origin for Responsible Minerals Assurance Process ("RMAP") compliant smelter or refiner facilities. The Company reviewed the responses from the CMRT questionnaires with our supply chain department and crosschecked the list with RMAP facilities.

Reasonable Country of Origin Inquiry
The Company is many steps removed from the mining of conflict minerals. The Company has conducted an analysis of our products and found that, although we do not directly purchase minerals from our suppliers, we do purchase materials that contain conflict minerals, particularly identified as tin. We rely on our Tier 1 suppliers to provide information on the origin of the tin contained in materials necessary to the functionality or production of our products by utilizing the CMRT of the RMI, which allows us to perform our RCOI.

Due Diligence
The Company’s due diligence is designed to conform to the OECD framework. The Company’s due diligence process includes requesting its supplier of products containing tin to complete the CMRT survey in order to obtain information about the smelters or refiners in the Company’s supply chain. The Company has determined that these actions represent the most reasonable effort the Company can make to determine the mines or locations of origin of the 3TG minerals in our supply chain.
The Company’s two suppliers provided lists of all the smelters used in their supply chains. These suppliers represented that all of the smelters on their smelter list are on the list of smelters conformant with the relevant RMAP assessment protocol. The Company used public sources to confirm that the smelters listed are compliant with the relevant RMAP assessment protocol.
Determination
Based on the information provided by the Company’s suppliers, and the independent diligence process, the Company believes the facilities that have been used to process the tin used in the production of its PVC pipe products include RMAP assessment protocol smelters listed in Appendix I below..
Steps for Risk Mitigation
The Company plans to continue the following practices to mitigate the risk that the material containing conflict minerals necessary to the functionality or production of its products does not benefit armed groups in the Covered Countries:
1.Continue to have communications with relevant suppliers and customers to understand their requests and any of their concerns regarding compliance in satisfying the Rule.
2.Continue using current processes within the Company’s supply chain organization in working with suppliers to obtain required information.

APPENDIX I

	Mineral	Smelter Name	Country Location of Smelter
CID001105	Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA
CID003582	Tin	Fabrica Auricchio	BRAZIL
CID001182	Tin	Minsur	PERU
CID001173	Tin	Mineracao Taboca S.A.	BRAZIL
CID003387	Tin	Luna Smelter, Ltd.	RWANDA
CID001482	Tin	PT Timah Tbk Mentok	INDONESIA
CID001477	Tin	PT Timah Tbk Kundur	INDONESIA
CID000438	Tin	Empresa Metalurgica Vinto	BOLIVIA
CID001337	Tin	Operaciones Metalurgicas S.A.	BOLIVIA
CID002036	Tin	White Solder Metalurgia e Mineraco Ltda.	BRAZIL